SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 -K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of November 2005

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as specified in its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: y	Form 40-F: o

(Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act 1934.)

Yes: o	No: y

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____)

Enclosure:

A copy of the disclosure letter we sent today to the Philippine Stock Exchange and the Securities and Exchange Commission regarding the press release that is being issued by Philippine Long Distance Telephone Company, entitled “PLDT Completes Consent Solicitation and Tender Offer”.

November 7, 2005

The Philippine Stock Exchange

Disclosure Department

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Ms. Jurisita M. Quintos

Senior Vice President

Ladies and Gentlemen:

Further to our disclosures on October 6 and 28, 2005 regarding our Consent Solicitation for PLDT’s US$250,000,000 11.375% Notes due 2012 (the “2012 Notes”) and Tender Offer and Consent Solicitation for PLDT’s US$71,986,000 10.625% Notes due 2007 (the “2007 Notes”), we submit herewith a copy of SEC Form 17-C with a press release attached thereto, announcing the conclusion of the Consent Solicitation for the 2012 Notes and the Tender Offer and Consent Solicitation for the 2007 Notes.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Respectfully yours,

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Encs.

November 7, 2005

SECURITIES & EXCHANGE COMMISSION

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention : Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

Further to our disclosures on October 6 and 28, 2005 regarding our Consent Solicitation for PLDT’s US$250,000,000 11.375% Notes due 2012 (the “2012 Notes”) and Tender Offer and Consent Solicitation for PLDT’s US$71,986,000 10.625% Notes due 2007 (the “2007 Notes”), we submit herewith a copy of SEC Form 17-C with a press release attached thereto, announcing the conclusion of the Consent Solicitation for the 2012 Notes and the Tender Offer and Consent Solicitation for the 2007 Notes.

Very truly yours,

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Encs.

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  November 7, 2005

(Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. 10th Floor PLDT Tower I, Ayala Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 814-3664

Registrant's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

Attached hereto is a press release announcing the conclusion of the Consent Solicitation for the 2012 Notes and the Tender Offer and Consent Solicitation for the 2007 Notes.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: November 7, 2005

Distribution Copies: 5 copies – Securities & Exchange Commission

1 copy - Philippine Stock Exchange

1 copy - Company Secretary

Press release

PLDT Completes Consent Solicitation and Tender Offer

Manila, Philippines, November 7, 2005 – Philippine Long Distance Telephone Company (“PLDT”) announced today the conclusion of its consent solicitation for its outstanding 11.375% Notes due 2012 (the “2012 Notes”) and its tender offer and consent solicitation for its outstanding 10.625% Notes due 2007 (the “2007 Notes”) to amend the covenants in the notes relating to the limitation on restricted payments and the limitation on indebtedness. PLDT’s consent solicitation for its 2012 Notes expired at 5:00 p.m., New York City time, on Thursday, October 27, 2005. PLDT’s tender offer and consent solicitation for its 2007 Notes expired at 5:00 p.m., New York City time, on Friday, November 4, 2005. At the expirations, PLDT had received and accepted for payment:

(a)                          consents from holders of US$219,576,000 principal amount of 2012 Notes, representing approximately 87.83% of the US$250,000,000 aggregate principal amount of the 2012 Notes outstanding;

(b)                          consents from holders of US$65,421,000 principal amount of 2007 Notes (including tendered 2007 Notes), representing approximately 90.88% of the US$71,986,000 aggregate principal amount of the 2007 Notes outstanding; and

(c)                          tenders by holders of US$50,876,000 principal amount of 2007 Notes.

PLDT received the requisite consents to effect the amendments, which will give PLDT greater flexibility to make certain restricted payments, including payment of dividends to holders of its common stock, and reduce its permitted leverage ratio pursuant to the terms of the notes. On or about November 8, 2005, PLDT will pay (i) an aggregate of US$1,097,880 with respect to the consents delivered by 2012 noteholders, (ii) an aggregate of US$72,725 with respect to the consents delivered by non-tendering 2007 noteholders, and (iii) an aggregate of US$55,836,160 (consisting of tender consideration of US$55,582,030 and related consent fees of US$254,130) with respect to the tenders by 2007 noteholders plus accrued and unpaid interest on the principal amount of the tendered 2007 notes up to, but not including, the settlement date. After the settlement date, the aggregate principal amount of the 2007 notes outstanding will be US$21,110,000.

For more information about PLDT, please contact:

Anabelle L. Chua

Treasurer and Senior Vice President

Tel. No: 632-816-8213

Fax No: 632-844-9099

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By :

Name : Ma. Lourdes C. Rausa-Chan

Title : Corporate Secretary

Date: November 7, 2005